UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number: 000-20202
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
CREDIT ACCEPTANCE CORPORATION 401(k) PROFIT SHARING PLAN AND TRUST
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
CREDIT ACCEPTANCE CORPORATION
25505 West Twelve Mile Road, Suite 3000
Southfield, Michigan 48034-8339

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2007	3

Notes to Financial Statements	4

Supplemental Schedules:	8

Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year)	9

Form 5500, Schedule H, Part IV, Question 4a-Delinquent Participant Contributions for the Year Ended December 31, 2007	10

NOTE:All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Signature	11

Exhibit Index	12
Consent of Grant Thornton LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To Participants and Administrator of the
Credit Acceptance Corporation 401(k) Profit Sharing Plan and Trust
We have audited the accompanying statements of net assets available for benefits of the Credit Acceptance Corporation 401(k) Profit Sharing Plan and Trust (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Credit Acceptance Corporation 401(k) Profit Sharing Plan and Trust as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, Schedule H, Part IV, line 4i-Schedule of Assets (Held at End of Year) — December 31, 2007 and Schedule H, Question 4a — Delinquent Participant Contributions for the year ended December 31, 2007 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ GRANT THORNTON LLP
Southfield, Michigan
June 27, 2008

CREDIT ACCEPTANCE CORPORATION 401(k) PROFIT SHARING PLAN AND TRUST
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	As of December 31,
	2007	2006

ASSETS:
Investments—at fair value:
Mutual funds	$10,566,854	$7,211,025
Collective Trusts	1,174,286	2,413,759
Credit Acceptance Stock Fund	935,685	920,376
Participant loans	407,858	378,914

Total investments	13,084,683	10,924,074

Receivables:
Employer contributions	4,938	5,402
Participant contributions	56,240	50,186

Total receivables	61,178	55,588

Total assets	13,145,861	10,979,662

LIABILITIES:
Excess Contributions Payable	151,025	52,234

Total liabilities	151,025	52,234

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	$12,994,836	$10,927,428

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	18,442	16,446

NET ASSETS AVAILABLE FOR BENEFITS	$13,013,278	$10,943,874

See accompanying notes to financial statements.

CREDIT ACCEPTANCE CORPORATION 401(k) PROFIT SHARING PLAN AND TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended
December 31,
2007
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Interest and dividends	$225,546
Net appreciation in fair value of investments	91,333

Net investment income	316,879

Contributions:
Employer	415,549
Participant	2,113,895

Total contributions	2,529,444

Total additions	2,846,323

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	761,254
Administrative expenses	15,665

Total deductions	776,919

Net increase	2,069,404

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	10,943,874

End of year	$13,013,278

See accompanying notes to financial statements.

CREDIT ACCEPTANCE CORPORATION 401(k) PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
1.	DESCRIPTION OF THE PLAN

The following brief description of the Credit Acceptance Corporation (the “Company”) 401(k) Profit Sharing Plan and Trust (the “Plan”), provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General—The Plan is a defined contribution plan available to all salaried and hourly employees of the Company who have at least 90 days of service and are age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Contributions—Participants may contribute up to 20 percent of their annual compensation, subject to current Internal Revenue Service (“IRS”) limitations of $15,500 and $15,000 in 2007 and 2006, respectively, and other limitations based upon the participant’s compensation level. Contributions withheld from an employee’s pay on a pre-tax basis are not taxable until withdrawn from the Plan by the participant. The Company makes matching contributions equal to $0.50 for every $1.00 of elective deferred contributions made by each active participant, not to exceed $1,250 annually. Other contributions made by the Company are at its discretion.

Excess Contributions— For purposes of complying with the participation and discrimination rules set forth in Section 401(k)(3) of the Internal Revenue Code, certain contributions from “highly compensated” participants were deemed to exceed allowable deferral limits for the year ended December 31, 2007 by $151,025. These excess contributions were refunded to participants in 2008. In 2006, $52,234 of excess contributions occurred and were refunded to participants in 2007.

Participant Accounts—Each participant’s account is credited with the participant’s contribution and the Company’s matching contributions plus an allocation of the Company’s discretionary contributions, if any, and Plan earnings. Allocations are based on participant earnings or account balances, as defined by the Plan.

Vesting—Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Company contributions portion of their accounts plus earnings thereon is based on years of continuous service. A participant is 100 percent vested after six years of credited service.

Loans—Subject to predefined conditions and terms, a participant may borrow from their fund accounts up to 50 percent of the participant’s vested fund balance, not to exceed $50,000. Loans to participants bear interest rates from 6.00% to 11.50%, maturing at various dates not exceeding five years unless the loan is a home loan that the participant uses to acquire a dwelling which will be used as the participant’s principal residence. In the case of a home loan, the term may not exceed 15 years.

Payment of Benefits—Upon termination of service due to death, disability, or retirement, a participant may elect to receive the value of the participant’s vested fund balance in either a lump-sum amount or in installment payments. All benefits requested before December 31, 2007 were paid prior to year end.

Forfeited Accounts—At December 31, 2007 and 2006 forfeited non-vested accounts totaled $5,888 and $0, respectively. Forfeited accounts are used to reduce future employer contributions. In 2007, employer contributions were reduced by $26,132 from forfeited non-vested accounts.

Expenses—Plan expenses (other than investment management and loan fees which are paid by plan participants) are paid by the Company.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The accompanying financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and the reported amounts of additions and deductions from assets available for benefits during the reported period. Actual results could differ from those estimates.

Fully Benefit-Responsive Investment Contracts — As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective trust. As required by the FSP, the Statements of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Valuation of Investments and Income Recognition—Investments are recorded at fair value. Investments in mutual funds and common stock are recorded at fair value based on quoted market process. The Plan’s interest in the collective trust is valued based on information reported by the investment advisor using the audited financial statements of the collective trust at year end. The participant loans are recorded at their outstanding balances which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payments of Benefits—Benefits are recorded when paid.

New Accounting Pronouncements—In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not believe that adoption of SFAS 157 will have a material impact on the Plan’s financial statements.

Fair Value Option for Financial Assets and Liabilities. In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 permits entities to choose to measure financial assets and liabilities (except for those that are specifically exempted from SFAS 159) at fair value. The election to measure a financial asset or liability at fair value can be made on an instrument-by-instrument basis and is irrevocable. The difference between carrying value and fair value at the election date is recorded as a transition adjustment to opening retained earnings. Subsequent changes in fair value are recognized in earnings. SFAS 159 is effective for fiscal years beginning after November 15, 2007. At this time, the Plan does not intend to adopt SFAS 159.

Reclassification—Certain amounts for prior periods have been reclassified to conform to the current presentation.

3.	INVESTMENTS

As of December 31, investments representing five percent or more of the Plan’s assets are as follows:

	2007	2006

Am Fds EuroPacific Growth R5 Fund	$2,351,171	*
Franklin Balance Sheet Inv A	1,545,642	1,509,577
Vanguard 500 Index Sig Fund	1,462,380	*
ABN Amro Income Plus D Fund (1)	1,174,286	1,054,036
Allianz NFJ Div Val Inst Fund	1,132,537	*
Am Fds Growth Fund of Am R5 Fund	955,081	*
Vanguard Midcap Index Sig Fund	954,541	*
Credit Acceptance Stock Fund	935,685	920,376
Royce Value Plus Service Fund	812,798	*
Amer Fds Bd Fund of Amer R5 Fund	690,230	*
Amer Fds Income Fund of Amer R5 Fund	662,474	*
Principal Trust S&P 500 Index Fund (1)	*	1,359,723
American Funds EuroPacific A	*	1,637,000
American Funds Washington Mutual A	*	880,219
Aston/Veredus Aggregate Growth N Fund	*	837,238
Aston/Optimum Mid Cap N Fund	*	711,692
Aston/ABN Amro Growth N Fund	*	625,267

*	Investment was not an option for the year presented

(1)	Collective Trust
During the year ended December 31, 2007 total realized and unrealized appreciation is as follows:

Mutual funds	$296,895
Collective Trusts	193,479
Credit Acceptance Stock Fund	(399,041)

Net appreciation of investments	$91,333

4.	RELATED PARTY TRANSACTIONS

The Credit Acceptance Stock Fund and participant loans qualify as party-in-interest investments.

5.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

6.	TAX STATUS

The Company has adopted a standardized prototype plan. The IRS has issued a favorable opinion letter dated August 30, 2001, in regards to the standardized prototype plan. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code in all material respects. As such, no provision for income taxes has been included in the Plan’s financial statements.

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2007 and 2006 to Form 5500:

	2007	2006
Net assets available for benefits per the financial statements	$13,013,278	$10,943,874

Adjustments from fair value to contract value for interest in collective trust relating to fully benefit responsive investment contracts	(18,442)	(16,446)

Net assets available for benefits per the Form 5500	$12,994,836	$10,927,428

The following is a reconciliation of investment income per the financial statements at December 31, 2007 to Form 5500:

Net investment income per the financial statements	$316,879
Less: Adjustments from fair value to contract value for fully benefit-responsive investment contract at December 31, 2007	(18,442)

Add: Adjustments from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2006	16,446

Net investment income per the Form 5500	$314,883

As discussed in Note 2, the plan invests in fully benefit-responsive investment contracts. For financial reporting purposes, the net assets available for benefits are recorded at fair value. Form 5500 records net assets available for benefits at contract value.

8.	RISKS AND UNCERTAINTIES

The Plan invests in various securities including mutual funds and Company stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

9.	NONEXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Company remitted participant contribution of $6,053,922 to the trustee later than required by the Department of Labor (“DOL”) Regulation 2510.3-102 during the years of 2002 through 2006. In July 2007 the Company agreed with a DOL determination that three days after a payroll period is an appropriate amount of time for which participant contributions should be remitted to the trustee. Prior to the DOL determination in July 2007 the Company had remitted participant contributions of $616,371 during 2007 to the trustee later than required by the DOL. The Company will file Form 5330 with the Internal Revenue Service and pay the required excise tax on the transactions.

SUPPLEMENTAL SCHEDULES

CREDIT ACCEPTANCE CORPORATION
401(k) PROFIT SHARING PLAN AND TRUST
FORM 5500, SCHEDULE H, PART IV, LINE 4i—
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2007

		(c)	(e)
	(b)	Description	Current
(a)	Identity of Issue	of Investment	Value

	Capital Research and Mgmt. Co.	Am Fds EuroPacific Growth R5 Fund	$2,351,171
	Franklin Advisers, Inc.	Franklin Balance Sheet Inv A	1,545,642
	Vanguard Group	Vanguard 500 Index Sig Fund	1,462,380
	ABN Amro	ABN Amro Income Plus D Fund	1,174,286
	Allianz Global Inv Fund Mgmt	Allianz NFJ Div Val Inst Fund	1,132,537
	Capital Research and Mgmt. Co.	Am Fds Growth Fund of Am R5 Fund	955,081
	Vanguard Group	Vanguard Midcap Index Sig Fund	954,541
*	Credit Acceptance Corporation	Credit Acceptance Stock Fund	935,685
	Royce & Associates, LLC	Royce Value Plus Service Fund	812,798
	Capital Research and Mgmt. Co.	Amer Fds Bd Fund of Amer R5 Fund	690,230
	Capital Research and Mgmt. Co.	Amer Fds Income Fund of Amer R5 Fund	662,474
*	Participant	Loans to participants, 6.00% to 11.50%	407,858

	TOTAL INVESTMENTS		$13,084,683

*	Party-in-interest

CREDIT ACCEPTANCE CORPORATION
401(k) PROFIT SHARING PLAN AND TRUST
FORM 5500, SCHEDULE H, PART IV, QUESTION 4a
DELINQUENT PARTICIPANT CONTRIBUTIONS
FOR THE YEAR ENDED DECEMBER 31, 2007

Question 4a “Did the employer fail to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102,” was answered “yes.”

Participant Contributions Transferred Late to Plan*	Total that Constitute Nonexempt Prohibited Transactions

$6,670,293	$6,670,293

*	Amount includes $6,053,922 related to the years 2002-2006. The lost earnings on this amount were restored to the plan during 2007.

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the Credit Acceptance Corporation 401(k) Profit Sharing Plan and Trust (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CREDIT ACCEPTANCE CORPORATION 401(k) PROFIT SHARING PLAN AND TRUST
Date: June 27, 2008	By:	/s/ Kenneth S. Booth
Kenneth S. Booth
Chief Financial Officer of Credit Acceptance Corporation

EXHIBIT INDEX

Exhibit
Number	Description

23.1	Consent of Grant Thornton LLP